SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G*
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS PURSUANT TO RULES 13d-1(b), (c)
AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934

LJ International Inc.
(Name of Issuer)

Common Stock. $0.01 Par Value
(Title of Class of Securities)

G55312105
(CUSIP Number)

October 21, 2010
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

______________________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G55312105	13G	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Oasis Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,954,300
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,954,300
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,954,300
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.7%
12	TYPE OF REPORTING PERSON** OO

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. G55312105	13G	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Seth Fischer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,954,300
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,954,300
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,954,300
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.7%
12	TYPE OF REPORTING PERSON** IN

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. G55312105	13G	Page 4 of 8 Pages

Item 1 (a).	NAME OF ISSUER.

LJ International Inc.

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:
Unit #12 12/F Block A
Focal Industrial Center
21 Man Lok Street
Hung Hom, Hong Kong

Item 2 (a).	NAME OF PERSON FILING:

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i)	Oasis Investments Limited ("Oasis"), a Cayman Islands exempted company, with respect to the shares of Common Stock directly held by it.

(ii)	Seth Fischer (“Mr. Fischer”), the indirect controlling shareholder of Oasis, with respect to the shares of Common Stock directly held by Oasis.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OF PERSONS FILING:

The address of the principal business office of each of Oasis and Mr. Fischer is Suite 2136, 21st Floor, The Center, 99 Queen's Road Central, Central, Hong Kong.

Item 2(c).	CITIZENSHIP:

Oasis is a Cayman Islands exempted company. Mr. Fischer is a United States citizen.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, par value $0.01 per share.

CUSIP No. G55312105	13G	Page 5 of 8 Pages

Item 2(e).	CUSIP NUMBER:

G55312105

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act,

(b)	☐	Bank as defined in Section 3(a)(6) of the Act,

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,

(e)	☐	Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with 13d-1(b)(1)(ii)(F),

(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1(b)(ii)(G),

(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	OWNERSHIP.

Mr. Fischer is the indirect controlling shareholder of Oasis and therefore may be deemed to be the beneficial owner of the shares of Common Stock held by such investment fund reported in this Schedule 13G.

The percentages used in this Schedule 13G are calculated upon an aggregate of 28,989,172 shares of Common Stock, which represents the sum of (i) 24,989,172 shares of Common Stock, which the Issuer informed the Reporting Persons were outstanding immediately prior to the issuance described in the Issuer's Form 6-K filed on October 22, 2010 (the "Form 6-K") and (ii) the 4,000,000 shares of Common Stock issued in the transaction described in the Issuer's Form 6-K.

A. Oasis
	(a)	Amount beneficially owned:
1,954,300 shares of Common Stock
	(b)	Percent of class:
6.7%
	(c)	Number of shares as to which such person has:
(i) Sole power to vote or direct the vote:
0
(ii) Shared power to vote or direct the vote:
1,954,300 shares of Common Stock
(iii) Sole power to dispose or direct the disposition:
0
(iv) Shared power to dispose or direct the disposition of:
1,954,300 shares of Common Stock

CUSIP No. G55312105	13G	Page 6 of 8 Pages

B.	Mr. Fischer
	(a)	Amount beneficially owned:
1,954,300 shares of Common Stock
	(b)	Percent of class:
6.7%
	(c)	Number of shares as to which such person has:
(i) Sole power to vote or direct the vote:
0
(ii) Shared power to vote or direct the vote:
1,954,300 shares of Common Stock
(iii) Sole power to dispose or direct the disposition:
0
(iv) Shared power to dispose or direct the disposition:
1,954,300 shares of Common Stock

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

See Item 4.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. G55312105	13G	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  October 29, 2010

OASIS INVESTMENTS LIMITED

By:	/s/ Seth Fischer
Name:	Seth Fischer
Title:	Director

/s/ Seth Fischer
Seth Fischer

CUSIP No. G55312105	13G	Page 8 of 8 Pages

EXHIBIT 1

JOINT ACQUISITION STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED:  October 29, 2010

OASIS INVESTMENTS LIMITED

By:	/s/ Seth Fischer
Name:	Seth Fischer
Title:	Director

/s/ Seth Fischer
Seth Fischer